Filed Pursuant To Rule 433
Registration No. 333-167132
March 11, 2011
Gold: The Old and New Currency
BY RIC THOMAS, CFA, HEAD OF ALTERNATIVE INVESTMENTS, ABSOLUTE RETURN STRATEGIES, STATE STREET GLOBAL ADVISORS
Few topics are met with more derision among professional investors than gold. A common refrain is that there are few productive uses for gold, and therefore, it should have no intrinsic value. These feelings are best summed up by Warren Buffett, who said in a 1998 speech at Harvard, “It gets dug out of the ground in Africa, or someplace. Then we melt it down, dig another hole, bury it again and pay people to stand around guarding it. It has no utility. Anyone watching from Mars would be scratching their head.”
And yet, we do know that gold has value, as evidenced by a roughly four-fold increase in its price since Mr. Buffett made his Harvard speech. It trades openly in the market via liquid futures contracts and Exchange Traded Funds (ETFs). In addition, individuals buy and sell physical gold bullion directly in thousands of small retail stores throughout the world. In 2009, over 2,500 metric tonnes of gold were dug up while over 3,400 metric tonnes were purchased, necessitating significant amounts of recycled gold to meet the supply shortfall. Current demand trends show that jewelry (57%), investment (31%) and industrial usage (12%) constitute the bulk of final gold sales.
In fact, surging demand has led to an increase in innovative ways to invest in gold. First, both individual and institutional investors have shown increasing interest in gold ETFs and likely view these investments as a substitute for holding cash. The explosive growth in gold ETFs likely reflects a desire among some investors to move away from a fractional reserve banking system since gold ETFs are fully backed by physical gold stored in vaults.1 More recently, some traditional investment strategies are now using gold as the base currency, going as far as pricing the net asset value in gold ounces.
Why do we care about gold, what are its merits as an investment and how much of it should we own? To understand these questions, it is best to review gold’s historical role as a medium of exchange (money). In a world where a central bank can freely create monetary reserves and expand the money supply, monetary inflation can erode the real purchasing power of paper currencies. Gold’s historical role as a hard currency makes it trade dear when concerns about monetary policy are the greatest. In this sense, gold can be viewed as a hedge, quite possibly the very best hedge, against easy monetary policy, currency depreciation and inflation. Unquestionably, hedging an investment plan’s stored value merits consideration in any investment plan.
GOLD AS MONEY
A moneyless world is a world where barter is the only means of exchange. A barter economy makes specialization almost impossible. In this world, a plumber can only eat if he can find a farmer who needs his toilet repaired. Therefore, in a moneyless world, an individual is best served to have both plumbing and farming skills. Money allows both the plumber and the farmer to specialize since each is willing to exchange their services and goods for money.
Money evolved naturally from ancient civilizations, and gold became the natural medium of exchange. Gold earned this status organically, since it was universally accepted as a luxury and carried universally accepted intrinsic value. Ancient Mesopotamia crafted jewelry from gold as far back as 2600 BC, and the civilization of Lydia minted gold coins, many of which still exist as collectors items, as far back as the year 560 BC. Consider this evidence as a robust 4,500 year back-test of gold’s “intrinsic value.” Because of this intrinsic value, it is readily acceptable to both plumbers and farmers, who would gladly exchange their services for gold.
Gold is also homogeneous and divisible. Diamonds, by contrast, are not. Two diamonds of equal size and weight can have dramatically different values depending on the quality and clarity of each. In addition, you cannot melt, or cut a diamond down and make the parts a linear function of the whole. This renders diamonds, and other jewels, almost useless as a medium of exchange.
These are the qualities that have allowed gold to evolve into the world monetary standard over the ages. Gold is a commodity, an essential characteristic for money. It is homogenous, divisible, luxurious, portable and durable. Very few commodities contain all of these characteristics. In American history, the term “dollar” was a unit of measurement, defined as approximately 1/20th of an ounce of gold. The word “dollar” derives its name from a blacksmith, known as The Count of Schlick, who minted coins in the 16th century. Schlick lived in the Bohemian town of Joachimisthal and minted metal coins of a specific weight that became known as “Joachim’s thalers.” Over the course of time the word “thaler” morphed into “dollar.” Likewise, the British “pound sterling” originally indicated one pound of silver. Historically, words like “dollar” and “pound sterling” were units of measurement of precious metals. The importance of gold’s historical relationship to money cannot be underestimated, though it often is. It likely gives gold a special premium to its intrinsic value and this premium will rise and fall depending on confidence in central bank policy and in fiat currencies or currencies with no intrinsic value.
THE ROLE OF MONEY
Money has three purposes. It is a medium of exchange, a unit of account and a store of value. In general, fiat currencies do a good job of fulfilling the first two functions, but they have failed to achieve the

1	Importantly, while none of the gold is lent out, the shares that represent the gold can be lent.

third objective. Measured in US dollars, the world equity markets’ performance has been relatively flat over the past ten years. As shown in Figure 1, the returns to the market look much bleaker when measured in a hard currency, such as gold.
Source: MSCI, FactSet Prices.
By contrast, the cost of many other goods and services look much more stable when measured in gold than in paper currencies. Gold advocates are quick to produce charts showing that the cost of a college tuition and of buying a house have hardly changed, measured in gold, over the past century.
Still, gold skeptics point out that over sustained periods investors can maintain, and grow, the purchasing power in their investment plan by investing their cash into short-term instruments, stocks, bonds and other asset classes, which all should offer a real inflation-adjusted return premium. True enough, but this puts that cash at default risk, since the cash is now someone else’s liability. The upshot is that risk-averse investors who demand to hold money have few means to maintain purchasing power without exposing their cash to default risk. This dynamic increases the attractiveness of gold, especially when interest rates are low as they currently are, and the opportunity cost of holding non-interest-bearing metal is low.
HOW MUCH GOLD SHOULD A PENSION FUND OWN?
To date, gold has not gained great acceptance as a core pension fund holding. First, to the extent gold is viewed as a cash substitute, a high exposure makes little sense for a fund with long-dated liabilities. Second, many investors question whether or not gold offers a real return. Finally, like all commodities, gold pays neither dividends, nor interest. Most studies show that the average pension fund allocates less than 5% to commodities, and since gold represents a small portion of most commodity indexes, its average pension allocation is likely well below 1%.
Yet, even with conservative return estimates, gold’s diversification benefits suggest a small, but measurable, strategic allocation is in order. A statistical asset allocation study in 2006 estimated that the optimal pension allocation to gold should be between 2.0% and 4.0%, using a conservative real return expectation of 0.2 An allocation of this size was consistent with a moderate level of total portfolio risk of 5-9%. The study showed that the allocation to gold came at the expense of other asset classes in roughly equal proportions. Gold’s low correlation to other asset classes indicated it was not a substitute for any one asset class but was able to improve portfolio optimality across the risk spectrum.
Empirical data and new innovations are likely to further entice some pension funds. Since August of 1971, when the US closed the gold window, effectively removing the dollar from the gold exchange standard, gold has risen 9.4% annualized, fully 5% more than the US consumer price index. This 5% real return exceeded most analyst expectations.
Most of the return came within two sustained periods of monetary ease: 1971-1980 and 2002-2010 as shown in Figure 2. Figure 2 demonstrates gold’s effectiveness as a hedge against sustained periods of monetary ease, by relating real short-term rates in the US to rising and falling gold markets.3
NEW INNOVATIONS—GOLD HEDGED INVESTMENT STRATEGIES
Some investors have expressed concern that gold investments offer no dividends or interest payments. Naturally, the marketplace is responding to this concern by developing investment strategies with share classes that are priced in gold ounces. This innovation allows an investor to have exposure to price movements in gold within an investment strategy that also pays dividends. Hedge Funds began offering gold-priced share classes in the past few years. But now index providers are also creating gold-hedged investment strategies.
Source: Bureau of Labor Statistics, FactSet Prices, Federal Reserve.

2	Michaud, Richard, Robert Michaud, and Katharine Pulvermacher. “Gold As a Strategic Asset.” World Gold Council Research Report. September, 2006.

3	The real short rate is calculated by subtracting the year-over-year percentage change in the CPI from the current nominal federal funds rate.

Precise in a world that isn’tSM:	FOR INVESTMENT PROFESSIONAL USE ONLY. NOT FOR PUBLIC USE.	2

In 2009, Standard & Poor’s launched its S&P 500® Gold Hedged Index. The index is run in the same manner as any dollar based investment with a currency overlay. So if an investor contributes $100 to the fund, the strategy will purchase $100 worth of notional S&P 500 futures contracts as well as $100 worth of notional gold futures contracts.
The latter transaction is equivalent to entering a swap that receives the difference between the change in the $/gold ratio. It is also identical to porting the change in the exchange rate onto the S&P 500. Transactions of this type are common with regards to the Euro, Yen, Pounds and other currencies and will likely become more common among commodities, such as gold, oil and copper. Since monetary authorities cannot “print” commodities by means of a book entry, commodities cannot easily be devalued, and this dynamic is likely to increase the attractiveness of pricing strategies in non-printable commodities.
One caveat is that ownership in gold-hedged strategies is different from taking direct ownership in physical gold or in ETFs backed by physical gold. In a hedged strategy, an investor does not physically own gold. Rather they are simply exposed to the price movement of gold and, therefore, bear counterparty risk. This risk may be highest just when gold is in most demand. A hedged strategy is of interest to investors who fear inflation or wish to express an outright bullish position on gold within an investment strategy.
CONCLUSION
Gold continues to be a source of great debate and great interest among investors. To date, most of the investment demand has centered on individual investors. But pension funds are likely to increase their appetite for gold, as the demands for an alternative currency and a desire to hedge inflation risk and its twin, currency depreciation, are growing. Recent statistical analysis shows a strategic 2—4% allocation to gold can raise total portfolio optimality for balanced portfolios.
Gold ETFs serve as a proxy for a gold-standard banking system with 100% reserve requirements. In addition, financial products are now making gold a unit of account, fulfilling the second role of money and pricing their shares in gold, or at least hedging into gold. The demand for gold today mirrors the demand for gold 4,000 years ago. Despite its robust global demand over the past 4,000 years, its successful track record of hedging inflation and its exceptional appeal as an alternative currency, there are still many professional investors who question whether or not gold has any intrinsic value. But that’s changing. Certainly, anyone watching those skeptics from Mars might now be scratching their head.

Precise in a world that isn’tSM:	FOR INVESTMENT PROFESSIONAL USE ONLY. NOT FOR PUBLIC USE.	3

STATE STREET GLOBAL MARKETS, LLC
State Street Financial Center
One Lincoln Street
Boston, MA 02111
866.320.4053
www.spdrgoldshares.com
FOR INVESTMENT PROFESSIONAL USE ONLY. NOT FOR PUBLIC USE.
IMPORTANT RISK INFORMATION
This material is for your private information. The views expressed in this material are the views of Ric Thomas through the period ended January 27, 2011 and are subject to change based on market and other conditions. The information provided does not constitute investment advice and it should not be relied on as such. All material has been obtained from sources believed to be reliable, but its accuracy is not guaranteed. This document contains certain statements that may be deemed forward-looking statements. Please note that any such statements are not guarantees of any future performance and actual results or developments may differ materially from those projected. Past performance is not a guarantee of future results.
Investing in gold, commodities or other precious metals is a speculative activity. Prices are affected by factors such as cyclical economic conditions, political events and monetary policies of various countries. Gold, commodities and other precious metals are also subject to governmental action for political reasons. Markets, therefore, may be volatile and there may be sharp fluctuations in prices.
ETFs trade like stocks, fluctuate in market value and may trade at prices above or below the ETFs net asset value. Brokerage commissions and ETF expenses will reduce returns.
Neither diversification nor asset allocation ensure profit or guarantee against loss.
Frequent trading of ETFs could significantly increase commissions and other costs such that they may offset any savings from low fees or costs.
Commodities and commodity-index linked securities may be affected by changes in overall market movements, changes in interest rates, and other factors such as weather, disease, embargoes, or political and regulatory developments, as well as trading activity of speculators and arbitrageurs in the underlying commodities.
The SPDR Gold Trust (“GLD”) has filed a registration statement (including a prospectus) with the Securities and Exchange Commission (“SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents GLD has filed with the SEC for more complete information about GLD and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov or by visiting www.spdrgoldshares.com. Alternatively, the Trust or any authorized participant will arrange to send you the prospectus if you request it by calling 1-866-320-4053.
GLD shares trade like stocks, are subject to investment risk and will fluctuate in market value. The value of GLD shares relates directly to the value of the gold held by GLD (less its expenses), and fluctuations in the price of gold could materially and adversely affect an investment in the shares. The price received upon the sale of the shares, which trade at market price, may be more or less than the value of the gold represented by them. There can be no assurance that the active trading market for GLD shares will be maintained. GLD does not generate any income, and as GLD regularly sells gold to pay for its ongoing expenses, the amount of gold represented by each Share will decline over time. Investing involves risk, and you could lose money on an investment in GLD. Please see the GLD prospectus for a detailed discussion of the risks of investing in GLD shares.
“SPDR” is a registered trademark of Standard & Poor’s Financial Services LLC (“S&P”) and has been licensed for use by State Street Corporation. STANDARD & POOR’S, S&P, and S&P 500 are registered trademarks of Standard & Poor’s Financial Services LLC. No financial product offered by State Street Corporation or its affiliates is sponsored, endorsed, sold or promoted by S&P or its affiliates, and S&P and its affiliates make no representation, warranty or condition regarding the advisability of buying, selling or holding units/shares in such products. Further limitations that could affect investors’ rights may be found in GLD’s prospectus.
The Trust is sponsored by World Gold Trust Services, LLC (the “Sponsor”), a wholly-owned subsidiary of the World Gold Council. State Street Global Markets, LLC (the “Marketing Agent”) is the marketing agent of the Trust and an affiliate of State Street Global Advisors.
For more information: State Street Global Markets, LLC, One Lincoln Street, Boston, MA, 02111 • 866.320.4053 • www.spdrgoldshares.com.
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©2011 State Street Corporation. All Rights Reserved.    IBG-3323    Exp. Date: 1/31/2012    IBG.G.GLD.ONC.0311

Precise in a world that isn’tSM:	FOR INVESTMENT PROFESSIONAL USE ONLY. NOT FOR PUBLIC USE.	4

SPDR® GOLD TRUST has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the Trust and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the Trust or any Authorized Participant will arrange to send you the prospectus if you request it by calling toll free at 1-866-320-4053 or contacting State Street Global Markets, LLC, One Lincoln Street, Attn: SPDR® Gold Shares, 30th Floor, Boston, MA 02111.